EXHIBIT 99.3

Barington Capital Group, L.P.
888 Seventh Avenue
New York, New York 10019

April 25, 2006

Mr. Arthur M. Coffey
President and Chief Executive Officer
Red Lion Hotels Corporation
201 W. North River Drive
Suite 100
Spokane, WA 99201

Dear Art:

Barington Capital Group, L.P. represents a group of investors that owns approximately 6.9% of the outstanding common stock of Red Lion Hotels Corporation (the “Company”). As a follow-up to our phone conversation on April 18th, we are writing to reiterate our belief that the planned public offering of 5,500,000 shares of common stock is not in the best interests of the Company and its stockholders. In short, it is our belief that the public offering, as currently contemplated, is a very expensive form of financing that will be unnecessarily dilutive to the Company’s stockholders. Furthermore, we believe that the intended use of the proceeds poorly serves the Company’s growth objectives. We are convinced that there are a number of less costly and more effective forms of financing available that should be considered and that the proceeds raised should be used to grow the Company rather than retire debt that is not required to be repaid at this time.

Based on our review of the Form S-3 Registration Statement filed with the Securities and Exchange Commission on April 13, 2006, we believe that there are a number of reasons why the public offering is not the best alternative for the Company to pursue at this time:

•
The estimated offering size of $62 million in gross proceeds, in our opinion, is too large for two reasons. First, any size over $50 million in gross proceeds triggers a mandatory redemption provision for 35% of the Company’s 9.5% Trust Preferred. We acknowledge that the Trust Preferred is expensive paper, but it has a long maturity, receives partial equity credit from the ratings agencies and is tax deductible. Second, we believe that selling new equity amounting to nearly 30% of the Company’s current share base is excessive at this time and dilutive to existing stockholders. Once the Company’s near-term growth objectives are achieved, we believe that the Company will be able to raise equity capital under more attractive terms.

•
The use of proceeds from the public offering, in our opinion, is not being efficiently deployed. Almost all of the estimated $62 million in proceeds from the public offering is being used for the following purposes: (a) to redeem the Trust Preferred, which could be avoided if the offering were smaller, (b) to prepay secured debt, which we believe should be a low repayment priority for the Company at this time (as we understand that it is fixed rate, well-collateralized and due in 5 to

 7 years), and (c) to pay penalties and fees which are a byproduct of the offering and the early retirement of the secured debt. We question why the Company would incur the time, effort and expense to raise capital that leaves virtually no cash available for needed growth initiatives.

•
The public offering is very expensive for stockholders given the large early prepayment penalties and the placement fees that will be incurred. The early redemption of the Trust Preferred requires the payment of a 5% premium to par or approximately $800,000. The early repayment of the secured debt will also trigger a prepayment penalty amounting to a staggering $5 million. Furthermore, the public offering will cost the Company an estimated $3.9 million in placement fees. Therefore, in total, it will cost the Company nearly $10 million in expenses (or approximately 16% of the gross proceeds raised) to consummate the contemplated public offering. Looking at it another way, assuming the Company is successful in raising equity at $12.31 per share as currently contemplated by the terms of the public offering, it will have effectively given away over 800,000 of the newly issued shares (or 4.4% of the Company’s pro forma shares outstanding) to pay expenses. We believe that this is too high a price for shareholders to pay in order to retire debt that is not required to be repaid at this time.

At this critical stage in the Company’s development, we believe that any capital raised should be used to grow the Red Lion brand. In our opinion, the public offering in its current form does not meet that objective, as it results in too much expensive equity capital being raised to retire cheaper debt financing. Further, once completed, the public offering leaves Red Lion with no growth capital available, only some additional flexibility under its credit facility which is generally a more restrictive and more costly form of financing than other available alternatives.

We therefore strongly recommend that the Company consider other financing alternatives that would be more beneficial to stockholders and that any new proceeds raised are used to facilitate the Company’s expansion plans rather than to repay debt. At a minimum, we believe that the Company should be looking to raise a smaller amount of capital, approximately $30 to $40 million in gross proceeds, so as not to trigger the mandatory redemption of the Trust Preferred. This amount of additional capital would give management approximately $120 to $160 million of buying power in the real estate market (assuming acquisitions can be consummated at a 75% loan-to-value ratio) at likely more favorable lending terms given the secured component of real estate financing. Assuming that the Company can achieve healthy returns on capital from new acquisitions, we believe that the Company and its shareholders will be better off in the long-term pursuing such a course.

As for sources of capital, we believe that there are a number of alternatives to the contemplated public offering that are readily available and significantly less expensive to the Company including:

•	a private placement of convertible preferred stock or debt;
•	a rights offering to existing stockholders;
•	the sale-leaseback of owned hotels in non-hub markets; and
•	the divestiture of the Company’s entertainment segment and non-core real estate assets.

With respect to the first two alternatives, if helpful, we are prepared to enter into discussions with you immediately regarding terms of a convertible security that meets the Company’s financing requirements with respect to size, cash coupon, conversion premium and other conditions. We are also prepared to back-stop a rights offering up to a mutually agreed amount to ensure a successful capital raise. In addition, we are happy to assist you in any way should you elect to pursue either alternative with other capital providers. As for the final two alternatives, we believe that the Company should immediately begin exploring the sale of non-core assets to free up internal capital for future growth initiatives, regardless of how it decides to proceed regarding the financing.

Please note that as significant long-term investors in the Company, we are committed to enhancing shareholder value for the benefit of all of the Company’s stockholders. We therefore stand ready to meet with you to discuss our thoughts in greater detail and provide you with any assistance we can regarding alternative financing options.

Sincerely,

/s/ James A. Mitarotonda

James A. Mitarotonda

cc:    Donald K. Barbieri
      Chairman of the Board

  Anupam Narayan
  Executive Vice President and Chief Financial Officer